

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Jeffrey K. Waldvogel
Chief Financial Officer
KBS Growth & Income REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

  Re: KBS Growth & Income REIT, Inc.
    Form 10-K for the fiscal year ended December 31, 2018
    Filed March 8, 2019
    File No. 000-56050

Dear Mr. Waldvogel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate and
        Commodities